UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2009
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2009

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	$	$	$	$

VOYAGE REVENUES (including $36,994 and $73,088 from related parties for the three and six months ended June 30, 2009, respectively, and $51,149 and $92,233 for the three and six months ended June 30, 2008, respectively — notes 7a, 7b, 7c, 7k and 7o)	173,020	224,484	356,445	429,416

OPERATING EXPENSES
Voyage expenses	22,229	59,811	47,042	111,188
Vessel operating expenses (including ($749) and ($1,145) from related parties for the three and six months ended June 30, 2008, respectively — notes 7i, 7l, and note 8)	46,936	45,768	97,670	87,699
Time-charter hire expense (including $1,616 and $3,416 from related parties for the three and six months ended June 30, 2009, respectively — note 7n)	29,144	32,262	61,289	65,908
Depreciation and amortization	34,588	36,447	69,119	69,359
General and administrative (including $9,854 and $19,709 from related parties for the three and six months ended June 30, 2009, respectively, and $13,903 and $26,720 for the three and six months ended June 30, 2008, respectively — notes 7d, 7e, 7f, 7g, and note 8)	13,351	15,778	25,273	31,604
Restructuring charge (note 6)	1,481	—	3,682	—

Total operating expenses	147,729	190,066	304,075	365,758

Income from vessel operations	25,291	34,418	52,370	63,658

OTHER ITEMS
Interest expense (notes 5 and 8)	(9,089)	(15,658)	(19,657)	(36,924)
Interest income	128	1,051	954	2,300
Realized and unrealized gains (losses) on non-designated derivatives (note 8)	44,256	39,166	61,840	(6,249)
Foreign currency exchange loss (note 8)	(1,353)	(1,110)	(3,601)	(3,573)
Other income — net (note 6)	1,910	3,030	4,991	6,372

Total other items	35,852	26,479	44,527	(38,074)

Income before income tax expense	61,143	60,897	96,897	25,584
Income tax recovery (expense) (note 9)	3,037	6,826	(1,101)	5,913

Net income	64,180	67,723	95,796	31,497

Non-controlling interest in net income	30,715	42,498	45,391	19,021
Dropdown Predecessor’s interest in net income (note 1)	—	848	—	1,333
General partner’s interest in net income	947	7,145	1,563	6,880
Limited partners’ interest: (note 11)
Net income	32,518	17,232	48,842	4,263
Net income per:
- Common unit (basic and diluted)	1.08	1.30	1.62	0.71
- Subordinated unit (basic and diluted)	1.08	0.96	1.62	0.36
- Total unit (basic and diluted)	1.08	1.14	1.62	0.54

Weighted average number of units outstanding:
- Common units (basic and diluted)	20,425,000	11,151,648	20,425,000	10,475,824
- Subordinated units (basic and diluted)	9,800,000	9,800,000	9,800,000	9,800,000
- Total units (basic and diluted)	30,225,000	20,951,648	30,225,000	20,275,824

Cash distributions declared per unit	0.45	0.40	0.90	0.80

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	June 30,	December 31,
	2009	2008
	$	$
ASSETS
Current
Cash and cash equivalents (note 5)	97,290	131,488
Accounts receivable, net	34,067	39,500
Net investment in direct financing leases — current	22,227	22,941
Prepaid expenses	30,315	25,334
Due from affiliate (note 7p)	9,919	10,110
Other current assets	2,107	2,585

Total current assets	195,925	231,958

Vessels and equipment (note 5)
At cost, less accumulated depreciation of $858,511 (December 31, 2008 — $793,918)	1,658,129	1,708,006

Net investment in direct financing leases	45,224	55,710
Other assets	10,987	12,015
Intangible assets — net — shuttle tanker segment (note 4)	40,761	45,290
Goodwill — shuttle tanker segment	127,113	127,113

Total assets	2,078,139	2,180,092

LIABILITIES AND TOTAL EQUITY
Current
Accounts payable	6,865	9,901
Accrued liabilities	43,090	44,467
Due to affiliate (note 7p)	31,441	8,715
Current portion of long-term debt (note 5)	85,417	125,503
Current portion of derivative instruments (note 8)	41,168	54,937
Due to joint venture partners	20,038	21,019

Total current liabilities	228,019	264,542

Long-term debt (note 5)	1,407,103	1,440,933
Deferred income tax	15,324	12,648
Derivative instruments (note 8)	47,020	138,374
Other long-term liabilities	19,891	21,346

Total liabilities	1,717,357	1,877,843

Commitments and contingencies (notes 5, 8 and 10)

Total equity
Partners’ equity	139,694	117,910
Non-controlling interest	228,520	201,383
Accumulated other comprehensive loss	(7,432)	(17,044)

Total equity	360,782	302,249

Total liabilities and equity	2,078,139	2,180,092

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2009	2008
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	95,796	31,497
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 8)	(86,275)	3,080
Depreciation and amortization	69,119	69,359
Income tax expense (recovery)	1,101	(5,913)
Foreign currency exchange loss and other — net	3,210	4,351
Change in non-cash working capital items related to operating activities	21,721	16,096
Expenditures for drydocking	(11,937)	(16,243)

Net operating cash flow	92,735	102,227

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	—	111,338
Scheduled repayments of long-term debt	(18,917)	(14,298)
Prepayments of long-term debt	(55,000)	(41,000)
Net advances to affiliate	—	(46,544)
Prepayments of joint venture partner advances	(2,237)	—
Proceeds from equity offering	—	209,184
Expenses from equity offering	(12)	(5,431)
Distribution to Teekay Corporation relating to purchase of SPT Explorer L.L.C. and SPT Navigator L.L.C. (note 7k)	—	(16,661)
Excess of purchase price over the contributed basis of a 25% interest in Teekay Offshore Operating L.P. (note 7j)	—	(93,782)
Cash distributions paid by the Partnership	(28,609)	(16,000)
Cash distributions paid by subsidiaries to non-controlling interest	(27,487)	(46,788)
Other	(644)	(1,319)

Net financing cash flow	(132,906)	38,699

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(5,227)	(49,055)
Investment in direct financing lease assets	—	(29)
Direct financing lease payments received	11,200	11,701
Purchase of a 25% interest in Teekay Offshore Operating L.P. (note 7j)	—	(111,746)

Net investing cash flow	5,973	(149,129)

Decrease in cash and cash equivalents	(34,198)	(8,203)
Cash and cash equivalents, beginning of the period	131,488	121,224

Cash and cash equivalents, end of the period	97,290	113,021

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
						Accumulated
						Other	Non-
					General	Comprehensive	controlling
	Common		Subordinated		Partner	Loss	Interest	Total
	Units	$	Units	$	$	$	$	$
Balance as at December 31, 2008 (note 11)	20,425	246,646	9,800	(135,900)	7,164	(17,044)	201,383	302,249
Net income (note 11)		33,006		15,836	1,563		45,391	95,796
Unrealized net gain on qualifying cash flow hedging instruments (note 8)						5,694	5,470	11,164
Realized net loss on qualifying cash flow hedging instruments (note 8)						3,918	3,763	7,681

Comprehensive income								114,641

Offering costs from follow-on public offering of limited partnership interests (note 13)		(12)						(12)
Cash distributions		(18,382)		(8,820)	(1,407)		(27,487)	(56,096)

Balance as at June 30, 2009	20,425	261,258	9,800	(128,884)	7,320	(7,432)	228,520	360,782

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
1.	Summary of Significant Accounting Policies
Basis of presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor, as described below (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2008, which are included on Form 20-F filed on June 29, 2009. In the opinion of management of our general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.
As required by Statement of Financial Accounting Standards (or SFAS) No. 141, Business Combinations (or SFAS No. 141), the Partnership accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141 for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity is carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels operated during the periods under common control of Teekay Corporation.
In June 2008, the Partnership acquired from Teekay Corporation its interest in two 2008-built Aframax lightering tankers, the SPT Explorer and the SPT Navigator. The acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years). The transaction was deemed to be a business acquisition between entities under common control. As a result, the Partnership’s statement of income for the six months ended June 30, 2008, and the Partnership’s statement of cash flows for the six months ended June 30, 2008, have been retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor), from the date that the Partnership and the acquired vessels were both under common control of Teekay Corporation and had begun operations. These vessels began operations on January 7, 2008 (SPT Explorer) and March 28, 2008 (SPT Navigator). The effect of adjusting the Partnership’s financial statements to account for these common control transfers increased the Partnership’s net income by $0.8 million and $1.3 million, respectively, for the three and six months ended June 30, 2008.
The consolidated financial statements reflect the combined consolidated financial position, results of operations and cash flows of the Partnership and its subsidiaries, including, as applicable, the Dropdown Predecessor.
Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.
The Partnership evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were issued. The date of issuance of the financial statements was October 1, 2009 (date filed).
Changes in Accounting Policies
In December 2007, the Financial Accounting Standards Board (or FASB) issued SFAS No. 141 (revised 2007), Business Combinations (or SFAS No. 141 (R)). SFAS No. 141 (R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, SFAS No. 141 (R) requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination. SFAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Partnership’s adoption of SFAS No. 141(R) prospectively from January 1, 2009 did not have a material impact on the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (or SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin (or ARB) 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. This statement provides that non-controlling interests in subsidiaries held by parties other than the partners be identified, labeled and presented in the statement of financial position within equity, but separate from the partners’ equity. SFAS No. 160 states that the amount of consolidated net income (loss) attributable to the partners and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). The statement provides for consistency regarding changes in partners’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. On January 1, 2009, the Partnership adopted SFAS No. 160 prospectively. The Partnership has applied the presentation and disclosure provisions of SFAS No. 160 to its consolidated financial statements retrospectively. As a result of the application of SFAS No. 160, the Partnership has reclassified in the Statements of Cash Flows distributions from subsidiaries to non-controlling interests from Operating Activities to Financing Activities.
The consolidated net income attributable to the partners would be different in the three and six months ended June 30, 2009 had the previous requirements in paragraph 15 of ARB 51 continued to have been applied rather than SFAS No. 160. Under paragraph 15, losses attributable to the non-controlling interest that exceed its equity capital are charged against the majority interest, as there is no obligation of the non-controlling interest to cover such losses. However, if future earnings do materialize, the majority interest should be credited to the extent of such losses previously absorbed. Pro forma consolidated net income attributed to non-controlling interest and to the partners and pro forma earnings per unit had ARB 51 been applied are as follows:

	Three Months Ended	Six Months Ended
	June 30, 2009	June 30, 2009
	$	$

Net income	64,180	95,796
Pro forma non-controlling interest in net income	28,290	41,950
Pro forma net income allocated to the Partnership	35,890	53,846

Pro forma earnings per unit:
- Common unit (basic and diluted)	1.15	1.73
- Subordinated unit (basic and diluted)	1.15	1.73
In February 2008, the FASB issued FASB Staff Position (or FSP 157-2) which delayed the effective date of SFAS No. 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This FSP deferred the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The Partnership’s adoption of the provisions of SFAS No. 157 related to those items covered by FSP 157-2 from January 1, 2009 did not have a material impact on the Partnership’s consolidated financial statements. See Note 2 of the notes to the consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (or SFAS No. 161), which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures to enable investors to better understand how these instruments and activities are accounted for; how and why they are used; and their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted. On January 1, 2009, the Partnership adopted the provisions of SFAS No. 161. See Note 8 of the notes to the consolidated financial statements.
In March 2008, the FASB issued its final consensus on the Emerging Issues Task Force (or EITF) Issue 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships. This issue may impact a publicly traded master limited partnership (or MLP) that distributes “available cash”, as defined in the respective partnership agreements, to limited partners (or LPs), the general partner (or GP), and the holders of incentive distribution rights (or IDRs). This issue addresses earnings-per-unit (or EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of the reporting period when calculating the period’s EPU. This guidance in Issue 07-4 is effective for the Partnership for the fiscal year beginning January 1, 2009 and is applied retrospectively to all periods presented. On January 1, 2009, the Partnership adopted the provisions of Issue 07-4. See Note 11 of the notes to the consolidated financial statements.
In April 2008, FASB issued FASB Staff Position No. 142-3 (or FSP No. 142-3), Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. This FSP is effective for the Partnership for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 did not have a material impact on the Partnership’s consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
In November 2008, the FASB issued its final consensus on the EITF Issue 08-06 (EITF 08-06), Equity Method Investment Accounting Considerations. This Issue addresses the impact that SFAS 141 (R) and SFAS 160 might have on the accounting for equity method investments, including accounting for changes in value and changes in ownership levels. This guidance in Issue 08-6 is effective for the Partnership for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. On January 1, 2009, the Partnership adopted the provisions of Issue 08-6. The adoption of EITF 08-06 did not have a material impact on the Partnership’s consolidated financial statements.
In April 2009, the FASB issued FASB Staff Position No. 107-1 and Accounting Principles Board Opinion 28-1 (or FSP No. 107-1 and APB 28-1), which extend the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments (or SFAS No. 107) to interim financial statements of publicly-traded companies. Prior to FSP No. 107-1 and APB 28-1, fair values for these assets and liabilities were only disclosed once a year. FSP No. 107-1 and APB 28-1 require that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments listed in SFAS No. 107. FSP No. 107-1 and APB 28-1 are effective prospectively for interim reporting periods ending after June 15, 2009. On April 1, 2009, the Partnership adopted the provisions of FSP No. 107-1 and APB 28-1. See note 2 of the notes to the consolidated financial statements.
In May 2009, the FASB issued SFAS No. 165, Subsequent Events (or SFAS No. 165). SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS No. 165 is effective for interim and annual reporting periods ending after June 15, 2009. The Partnership adopted the provisions of SFAS No. 165. See Note 13 of the notes to the consolidated financial statements.
2.	Fair Value Measurements
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosure about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Partnership’s cash and cash equivalents approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Due to / from affiliates — The fair value of the amounts due to and from affiliates approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Long-term debt — The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.
Due to joint venture partners — The fair value of the Partnership’s loans from joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Derivative instruments — The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The estimated fair value of the Partnership’s financial instruments is as follows:

		June 30, 2009
	Fair Value	Carrying Amount	Fair Value
	Hierarchy	Asset (Liability)	Asset (Liability)
	Level	$	$
Cash and cash equivalents	—	97,290	97,290
Due from affiliate (note 7p)	—	9,919	9,919
Due to affiliate (note 7p)	—	(31,441)	(31,441)
Long-term debt	Level 2	(1,492,520)	(1,379,607)
Due to joint venture partners	—	(20,038)	(20,038)
Derivative instruments(1) (note 8)
Interest rate swap agreements(2)	Level 2	(82,296)	(82,296)
Foreign currency forward contracts	Level 2	(11,988)	(11,988)

(1)	The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions.

(2)	The fair value of the Partnership’s interest rate swap agreements includes $6.1 million of accrued interest which is recorded in accrued liabilities on the consolidated balance sheet.
The Partnership has determined that there are no non-financial assets or non-financial liabilities carried at fair value at June 30, 2009.
3.	Segment Reporting
The Partnership is engaged in the international marine transportation of crude oil through the operation of its oil tankers and floating storage and off-take (or FSO) units. The Partnership’s revenues are earned in international markets.
The Partnership has three reportable segments: its shuttle tanker segment; its conventional tanker segment; and its FSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.
The following tables include results for these segments from continuing operations for the periods presented in these consolidated financial statements.

	Three Months Ended June 30,
	2009				2008
	Shuttle	Conventional			Shuttle	Conventional
	Tanker	Tanker	FSO		Tanker	Tanker	FSO
	Segment	Segment	Segment	Total	Segment	Segment	Segment	Total
	$	$	$	$	$	$	$	$

Voyage revenues	125,792	31,128	16,100	173,020	167,266	38,769	18,449	224,484
Voyage expenses	15,932	6,085	212	22,229	45,642	13,787	382	59,811
Vessel operating expenses	34,737	5,942	6,257	46,936	32,236	6,152	7,380	45,768
Time-charter hire expense	29,144	—	—	29,144	32,262	—	—	32,262
Depreciation and amortization	23,185	5,984	5,419	34,588	23,168	5,718	7,561	36,447
General and administrative (1)	11,048	1,283	1,020	13,351	12,696	1,869	1,213	15,778
Restructuring charge	1,481	—	—	1,481	—	—	—	—

Income from vessel operations	10,265	11,834	3,192	25,291	21,262	11,243	1,913	34,418

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

	Six Months Ended June 30,
	2009				2008
	Shuttle	Conventional			Shuttle	Conventional
	Tanker	Tanker	FSO		Tanker	Tanker	FSO
	Segment	Segment	Segment	Total	Segment	Segment	Segment	Total
	$	$	$	$	$	$	$	$

Voyage revenues	263,927	61,329	31,189	356,445	320,325	73,596	35,495	429,416
Voyage expenses	34,170	12,424	448	47,042	84,195	26,263	730	111,188
Vessel operating expenses	74,259	11,332	12,079	97,670	61,896	12,111	13,692	87,699
Time-charter hire expense	61,289	—	—	61,289	65,908	—	—	65,908
Depreciation and amortization	46,340	11,958	10,821	69,119	45,719	10,976	12,664	69,359
General and administrative (1)	21,096	2,717	1,460	25,273	25,489	4,073	2,042	31,604
Restructuring charge	3,682	—	—	3,682	—	—	—	—

Income from vessel operations	23,091	22,898	6,381	52,370	37,118	20,173	6,367	63,658

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	June 30,	December 31,
	2009	2008
	$	$
Shuttle tanker segment	1,536,147	1,584,473
Conventional tanker segment	323,492	332,705
FSO segment	107,638	116,789
Unallocated:
Cash and cash equivalents	97,290	131,488
Other assets	13,572	14,637

Consolidated total assets	2,078,139	2,180,092

4.	Intangible Assets
As at June 30, 2009 and December 31, 2008, intangible assets consisted of:

	June 30,	December 31,
	2009	2008
	$	$

Gross carrying amount	124,250	124,250
Accumulated amortization	(83,489)	(78,960)

Net carrying amount	40,761	45,290

Aggregate amortization expense of intangible assets for the three and six months ended June 30, 2009 was $2.2 million and $4.5 million, respectively (2008 — $2.5 million and $5.0 million, respectively), included in depreciation and amortization on the consolidated statements of income. Amortization of intangible assets for the next five years subsequent to June 30, 2009 is expected to be $4.5 million (remainder of 2009), $8.1 million (2010), $7.0 million (2011), $6.0 million (2012), and $5.0 million (2013).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
5.	Long-Term Debt

	June 30,	December 31,
	2009	2008
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	1,249,515	1,314,264
U.S. Dollar-denominated Term Loans due through 2017	243,005	252,172

	1,492,520	1,566,436
Less current portion	85,417	125,503

Total	1,407,103	1,440,933

As at June 30, 2009, the Partnership had seven long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1.39 billion, of which $145.3 million was undrawn. The total amount available under the revolving credit facilities reduces by $63.9 million (remainder of 2009), $132.8 million (2010), $140.0 million (2011), $147.6 million (2012), $169.6 million (2013) and $740.9 million (thereafter). Five of the revolving credit facilities are guaranteed by certain subsidiaries of the Partnership for all outstanding amounts and contain covenants that require Teekay Offshore Operating L.P. (or OPCO) to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. The remaining revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 33 of the Partnership’s vessels, together with other related security.
As at June 30, 2009, five of the Partnership’s six 50%-owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $243.0 million. The term loans have varying maturities through 2017 and semi-annual payments that reduce over time. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at June 30, 2009, the Partnership had guaranteed $72.3 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of four of these 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $170.7 million.
Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At June 30, 2009 and December 31, 2008, the margins ranged between 0.45% and 0.95%. The weighted-average effective interest rate on the Partnership’s long-term debt as at June 30, 2009 was 1.75% (December 31, 2008 — 3.4%). This rate does not include the effect of the Partnership’s interest rate swaps (Note 8).
The aggregate annual long-term debt principal repayments required to be made subsequent to June 30, 2009 are $67.7 million (remainder of 2009), $118.6 million (2010), $169.3 million (2011), $147.1 million (2012), $155.4 million (2013), and $834.4 million (thereafter).
6.	Restructuring Charge and Other Income — Net
a)	Restructuring Charge
During the six months ended June 30, 2009, the Partnership commenced the reflagging of seven of its vessels from Norwegian flag to Bahamian flag and changing the nationality mix of its crews. Under this plan, the Partnership expects to record and pay restructuring charges consisting primarily of one-time termination benefits of approximately $4.4 million during 2009. During the three and six months ended June 30, 2009, the Partnership incurred $1.5 million and $3.7 million of restructuring costs, respectively.
b)	Other Income

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Volatile organic compound emissions plant lease income	1,804	2,395	3,766	4,965
Miscellaneous	106	635	1,225	1,407

Other income — net	1,910	3,030	4,991	6,372

7.	Related Party Transactions and Balances
a.
Nine of OPCO’s conventional tankers are employed on long-term time-charter contracts with a subsidiary of Teekay Corporation. Under the terms of seven of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate plus a 4.5% margin. Pursuant to these charter contracts, OPCO earned voyage revenues of $28.6 million and $56.4 million, respectively, during the three and six months ended June 30, 2009, compared to $36.0 million and $69.6 million, respectively, for the same periods last year.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
b.
Two of OPCO’s shuttle tankers are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $3.1 million and $6.2 million, respectively, during the three and six months ended June 30, 2009, compared to $4.8 million and $8.3 million, respectively, for the same periods last year.

c.
Two of OPCO’s FSO units are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $2.8 million and $5.6 million, respectively, during the three and six months ended June 30, 2009, compared to $2.8 million and $5.6 million, respectively, for the same periods last year.

d.
A subsidiary of Teekay Corporation has entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. Pursuant to this agreement, OPCO earned management fees of $0.8 million and $1.5 million, respectively, during the three and six months ended June 30, 2009, compared to $0.8 million and $1.6 million, respectively, for the same periods last year.

e.
Eight of OPCO’S Aframax conventional oil tankers and two FSO units are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, the Partnership incurred general and administrative expenses of $0.7 million and $1.5 million, respectively, during the three and six months ended June 30, 2009, compared to $0.6 million and $2.0 million, respectively, for the same periods last year.

f.
The Partnership, OPCO and certain of OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation in connection with the Partnership’s initial public offering, pursuant to which Teekay Corporation subsidiaries provide the Partnership, OPCO and its operating subsidiaries with administrative, advisory and technical services and ship management services. Pursuant to these services agreements, the Partnership incurred $9.9 million and $19.5 million, respectively, of these costs during the three and six months ended June 30, 2009, compared to $13.9 million and $26.0 million, respectively, for the same periods last year.

g.
Pursuant to the Partnership’s partnership agreement, the Partnership reimburses the General Partner for all expenses incurred by the Partnership that are necessary or appropriate for the conduct of the Partnership’s business. Pursuant to this agreement, the Partnership reimbursed $0.1 million and $0.2 million, respectively, of these costs during the three and six months ended June 30, 2009, compared to $0.2 million and $0.3 million, respectively, for the same periods last year.

h.
The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and floating production, storage and offloading units.

i.
In March 2008, Teekay Corporation agreed to reimburse the Partnership for repair costs relating to one of the Partnership’s shuttle tankers. The vessel was purchased from Teekay Corporation in July 2007 and had, as of the date of acquisition, an inherent minor defect that required repairs. Pursuant to this agreement, Teekay Corporation reimbursed $0.4 million of these costs during the six months ended June 30, 2008.

j.
On June 18, 2008, the Partnership acquired from Teekay Corporation an additional 25% interest in OPCO for $205.5 million, thereby increasing the Partnership’s ownership interest in OPCO to 51%. The Partnership financed the acquisition with the net proceeds from a follow-on public offering and a concurrent private placement to Teekay Corporation of common units. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value for the 25% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $93.8 million.

k.
On June 18, 2008, OPCO acquired from Teekay Corporation two ship owning subsidiaries (SPT Explorer L.L.C. and the SPT Navigator L.L.C.) for a total cost of approximately $106.0 million, including the assumption of third-party debt of approximately $89.3 million and the non-cash settlement of related party working capital of $1.2 million. The acquired subsidiaries own two 2008-built Aframax lightering tankers (the SPT Explorer and the SPT Navigator) and their related 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years) entered into with Skaugen PetroTrans, a joint venture in which Teekay Corporation owns a 50% interest. These two lightering tankers are specially designed to be used in ship-to-ship oil transfer operations. This purchase was financed with the assumption of debt, together with cash balances. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value was accounted for as an equity distribution to Teekay Corporation of $16.2 million. Pursuant to the bareboat charters for the vessels, OPCO earned voyage revenues of $2.5 million and $4.9 million, respectively, for the three and six months ended June 30, 2009, compared to $2.5 million and $3.7 million, respectively, for the same periods last year (including voyage revenues earned by the Dropdown Predecessor prior to OPCO’s acquisition of the vessels — see Note 1).

l.
In June 2008, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to the Partnership’s initial public offering in December 2006, totalling $0.7 million, primarily relating to the settlement of repair costs not covered by insurance providers for work performed in early 2006 on two of OPCO’s shuttle tankers.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
m.	In March 2008, a subsidiary of OPCO sold certain vessel equipment to a subsidiary of Teekay Corporation for proceeds equal to its net book value of $1.4 million.
n.
In December 2008, OPCO entered into a bareboat charter contract to in-charter one shuttle tanker from a subsidiary of Teekay Corporation. Pursuant to the charter contract, OPCO incurred time-charter hire expenses of $1.6 million and $3.4 million, respectively, during the three and six months ended June 30, 2009.

o.
Two of OPCO’s shuttle tankers were employed on single-voyage charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $5.0 million for both the three and six months ended June 30, 2008.

p.
At June 30, 2009, due from affiliates totaled $9.9 million (December 31, 2008 — $10.1 million) and due to affiliates totaled $31.4 million (December 31, 2008 — $8.7 million). Due to and from affiliate are non-interest bearing and unsecured.

8.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives in accordance with its overall risk management policies. The following summarizes the Partnership’s risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.
The Partnership hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. These foreign currency forward contracts are generally designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the expense. The ineffective portion of these foreign currency forward contracts has also been reported in operating expenses, based on the nature of the expense.
During the three and six months ended June 30, 2009 and 2008, the Partnership recognized the following realized and unrealized gains (losses) relating to foreign currency forward contracts that are designated as cash flow hedges for accounting purposes:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Gains (losses) recognized in:
Vessel operating expenses	(2,494)	536	(6,212)	329
General and administrative	(99)	91	137	(140)
Foreign currency exchange loss	—	(444)	—	8
Accumulated other comprehensive income	8,804	219	11,164	3,400
(Gains) losses reclassified from:
Accumulated other comprehensive income	2,125	(105)	7,681	(809)
As at June 30, 2009, the Partnership’s accumulated other comprehensive loss included $7.4 million of unrealized losses on foreign currency forward contracts designated as cash flow hedges. As at June 30, 2009, the Partnership estimated, based on the current foreign exchange rates, that it would reclassify approximately $6.4 million of net losses on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months.
Realized and unrealized gains (losses) of foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivatives in the consolidated statements of income (loss). During the three and six months ended June 30, 2009, the Partnership recognized net realized and unrealized gains (losses) on foreign currency forward contracts of $0.5 million and ($0.1) million, respectively. During the three and six months ended June 30, 2008, the Partnership recognized net realized and unrealized gains (losses) on foreign currency forward contracts of $0.4 million and $0.9 million, respectively. Realized and unrealized gains of $0.1 million and $0.6 million, respectively, relating to foreign currency forwards contracts for the three and six months ended June 30, 2008 were reclassified from general and administrative expenses to realized and unrealized gains (losses) on non-designated derivatives for comparative purposes. Realized and unrealized gains of $0.3 million relating to foreign currency forwards contracts for the three and six months ended June 30, 2008 were reclassified from vessel operating expenses to realized and unrealized gains (losses) on non-designated derivatives for comparative purposes.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
As at June 30, 2009, the Partnership was committed to the following foreign currency forward contracts:

		Fair Value / Carrying
	Contract Amount in	Amount of Liability		Average	Expected Maturity
	Foreign Currency	(thousands of U.S. Dollars)		Forward	2009	2010
	(thousands)	Hedge	Non-hedge	Rate(1)	(in thousands of U.S. Dollars)
Norwegian Kroner	888,186	$10,725	$835	5.95	$53,142	$96,068
Australian Dollar	1,431	119	—	1.13	1,270	—
British Pound	188	48	—	0.53	259	99
Euro	15,750	127	134	0.70	10,104	12,254

		$11,019	$969		$64,775	$108,421

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings. Realized and unrealized gains (losses) relating to the Partnership’s interest rate swaps have been reported in realized and unrealized gains (losses) on non-designated derivatives in the consolidated statements of income. During the three and six months ended June 30, 2009, the Partnership recognized net realized and unrealized gains of $43.7 million and $61.9 million, respectively, relating to its interest rate swaps. During the three and six months ended June 30, 2008, the Partnership recognized net realized and unrealized gains (losses) of $38.8 million and ($7.1) million, respectively, relating to its interest rate swaps. The realized and unrealized gains (losses) of $38.8 million and ($7.1) million, respectively relating to interest rate swaps for the three and six months ended June 30, 2008 were reclassified from interest expense to realized and unrealized gain on non-designated derivatives for comparative purposes.
As at June 30, 2009, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying		Fixed
	Interest	Principal	Amount of	Weighted-Average	Interest
	Rate	Amount	Liability(3)	Remaining Term	Rate
	Index	$	$	(Years)	(%)(1)
U.S. Dollar-denominated interest rate swaps	LIBOR	735,000	44,628	6.5	4.8

U.S. Dollar-denominated interest rate swaps(2)	LIBOR	388,548	37,668	12.0	5.0

		1,123,548	82,296

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at June 30, 2009 ranged from 0.45% and 0.95%.

(2)	Principal amount reduces quarterly or semi-annually.

(3)	The fair value of the Partnership’s interest rate swap agreements includes $6.1 million of accrued interest which is recorded in accrued liabilities on the balance sheet.
The Partnership is potentially exposed to credit loss in the event of non-performance by the counterparties to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
9.	Income Tax Recovery (Expense)
The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Current	(63)	—	(121)	—
Deferred	3,100	6,826	(980)	5,913

Income tax recovery (expense)	3,037	6,826	(1,101)	5,913

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
10.	Commitments and Contingencies
The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.
11.	Partners’ Equity and Net Income Per Unit
At June 30, 2009, of the Partnership’s total limited partner units outstanding, 51.03% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation. Subsequent to June 30, 2009, the Partnership completed a follow-on public offering of 7.475 million common units (Note 13).
Limited Partners’ Rights
Significant rights of the limited partners include the following:
•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.
•	No limited partner shall have any management power over the Partnership’s business and affairs; the general partner shall conduct, direct and manage our activities.
•
The General Partner may be removed if such removal is approved by unitholders holding at least 66 2/3% of the outstanding units voting as a single class, including units held by the General Partner and its affiliates.

Subordinated Units
All of the Partnership’s subordinated units are held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
The subordination period will extend until the first day of any quarter beginning after December 31, 2009. Thereafter the subordination period will terminate automatically and the subordinated units will convert into common units on a one—for-one basis if certain tests are met.
For the purposes of the net income per unit calculation as defined below, during the quarters ended June 30, 2009 and June 30, 2008, the cash distribution exceeded the minimum quarterly distribution of $0.35 per unit and, consequently, the assumed distribution of net income did not result in an unequal distribution of net income between the subordinated unit holders and common unit holders for the purposes of the net income per unit calculation as defined below.
Incentive Distribution Rights
The General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.35	98%	2%
Up to $0.4025	98%	2%
Above $0.4025 up to $0.4375	85%	15%
Above $0.4375 up to $0.525	75%	25%
Above $0.525	50%	50%
During the quarter ended June 30, 2009, the cash distribution exceeded $0.4025 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.
During the quarter ended June 30, 2008, the cash distribution did not exceed $0.4025 per unit and, consequently, the assumed distribution of net income did not result in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.
In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and the General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Net Income (Loss) Per Unit
Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.
As required by Emerging Issues Task Force (EITF) Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the interests of the General Partner, common unit holders and subordinated unitholders in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnerships’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and foreign currency translation gains (losses).
The calculations of the basic and diluted earnings per unit, in accordance with EITF Issue No. 07-4, are presented below.

	Three Months ended June		Six Months ended June
	2009	2008	2009	2008
	$	$	$	$
Net income	64,180	67,723	95,796	31,497
Net income attributable to non-controlling interest	30,715	42,498	45,391	19,021
Net income attributable to Dropdown Predecessor	—	848	—	1,333
Net income attributable to the Partnership	33,465	24,377	50,405	11,143
Net income attributable to:
Common unit holders	21,975	14,450	33,006	7,435
Subordinated unit holders	10,543	9,439	15,836	3,485
General partner interest	947	488	1,563	223
Weighted average units outstanding (basic and diluted)
Common unit holders	20,425,000	11,151,648	20,425,000	10,475,824
Subordinated unit holders	9,800,000	9,800,000	9,800,000	9,800,000
Net income per unit (basic and diluted)
Common unit holders	1.08	1.30	1.62	0.71
Subordinated unit holders	1.08	0.96	1.62	0.36
Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
12.	Supplemental Cash Flow Information
The Partnership’s consolidated statement of cash flows for the six months ended June 30, 2008 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when each respective vessel began operations under the ownership of Teekay Corporation. If Teekay Corporation financed the construction or purchase of the vessel prior to the Dropdown Predecessor being included in the results of the Partnership, the expenditures for the vessel by Teekay Corporation have been treated as a non-cash transaction in the Partnership’s consolidated statement of cash flows. The non-cash investing activities related to the Dropdown Predecessor were $90.5 million for expenditures for vessels and equipment in the six months ended June 30, 2008.
13.	Subsequent events
a)
In July 2009, the Partnership declared a cash distribution of $0.45 per unit for the quarter ended June 30, 2009. The cash distribution was paid on August 14, 2009 to all unitholders of record on July 29, 2009.

b)	In July 2009, the Partnership entered into a $35 million term loan agreement relating to one of its 50%-owned shuttle tankers.
c)
On August 4, 2009, Teekay Offshore completed a public offering of 6.5 million common units at a price of $14.32 per unit, for gross proceeds of $95.0 million (including the general partner’s $1.9 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 975,000 units on August 4, 2009, providing additional gross proceeds of $14.2 million (including the general partner’s $0.3 million proportionate capital contribution). The Partnership used the total net proceeds from the offering to reduce amounts outstanding under one of its revolving credit facilities.

d)
On September 10, 2009, the Partnership acquired from Teekay Corporation the floating production storage and offloading (or FPSO) unit, the Petrojarl Varg FPSO, together with its four-year fixed contract with Talisman Energy, for a purchase price of $320 million. The purchase was financed through vendor financing made available by Teekay Corporation of $220 million, with the remainder financed from existing debt facilities.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
14.	Recent Accounting Pronouncements
In June 2009, FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (or SFAS No. 168). SFAS No. 168 identifies the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In June 2009, FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (or SFAS No. 167). SFAS No. 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (or SFAS No. 166). SFAS No. 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2009
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. Our principal asset is a 51% controlling interest in Teekay Offshore Operating L.P. (or OPCO), which operates a substantial majority of our shuttle tankers and floating storage and offtake (or FSO) units and all of our conventional crude oil tankers. Our growth strategy focuses on expanding our fleet of shuttle tankers and FSO units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We intend to follow this same practice in acquiring floating production, storage and offloading (or FPSO) units, which produce and process oil offshore in addition to providing storage and offloading capabilities. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, storage and production sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we seek to expand our offshore operations.
SIGNIFICANT DEVELOPMENTS
On August 4, 2009, we completed a public offering of 6.5 million common units at a price of $14.32 per unit, for gross proceeds of $95.0 million (including the general partner’s $1.9 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 975,000 on August 4, 2009, providing additional gross proceeds of $14.2 million (including the general partner’s $0.3 million proportionate capital contribution). We used the total net proceeds from the offering to reduce amounts outstanding under one of our revolving credit facilities.
On September 10, 2009, we acquired from Teekay Corporation the FPSO unit, the Petrojarl Varg FPSO, together with its four-year fixed contract with Talisman Energy, for a purchase price of $320 million. The purchase was financed through $220 million of vendor financing made available by Teekay Corporation, with the remainder financed from existing debt facilities.
The $220 million vendor financing is comprised of two tranches. The first tranche is a $160 million short-term debt facility, which will be repaid upon the completion of a new $260 million revolving credit facility that is currently in syndication. The new $260 million revolving credit facility, which will be secured by the Petrojarl Varg FPSO and its contract with Talisman Energy, is currently being arranged and is expected to be completed in October 2009. The second tranche of the vendor financing is a $60 million unsecured subordinate debt facility with a maximum term of five years and bears an interest rate of 10 percent per annum. Upon completion of the $260 million revolving credit facility, our liquidity is expected to increase by approximately $100 million.
The Petrojarl Varg FPSO recently commenced a new four-year fixed-rate contract extension with Talisman Energy on the Varg oil field in the North Sea, where the FPSO has been operating for over ten years. Talisman Energy also has options to extend the new contract for up to an additional nine years. The contract is comprised of a daily base time-charter rate plus an incentive component based on the operational performance of the FPSO, a tariff component based on the volume of oil produced and an annual adjustment for cost escalations. There is potential for additional upside from the tariff component if, as expected, nearby oil fields become operational and are tied to the Petrojarl Varg. During the four-year firm contract period, the Petrojarl Varg FPSO is expected to generate significant average annual cash flow from vessel operations.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer us its interest in certain shuttle tankers, FSO units, FPSO units and joint ventures it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length.
The omnibus agreement also obligated Teekay Corporation to offer to us prior to July 9, 2009, existing FPSO units of Teekay Petrojarl that were servicing contracts in excess of three years in length as of July 9, 2008, the date on which Teekay Corporation acquired 100% of Teekay Petrojarl. We have agreed to waive Teekay Corporation’s obligation to offer these FPSO units to us by July 9, 2009 in exchange for the right to acquire these units at any time until July 9, 2010. The purchase price for any such existing FPSO units of Teekay Petrojarl would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the offshore vessels to us.
In addition, Teekay Corporation has ordered four Aframax shuttle tanker newbuildings, which are scheduled to deliver in 2010 and 2011, for a total delivered cost of approximately $460 million. We anticipate that these vessels will be offered to us and, if acquired, will be used to service either new long-term, fixed-rate contracts Teekay Corporation may be awarded prior to the vessel deliveries or OPCO’s contracts-of-affreightment in the North Sea.
We also may acquire additional limited partner interests in OPCO or other vessels that Teekay Corporation may offer us from time to time in the future.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. TCE rates represent net voyage revenues divided by revenue days. Please read Item 1 — “Financial Statements: Note 3 — Segment Reporting”.

Items You Should Consider When Evaluating Our Results of Operations
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In June 2008, we acquired from Teekay Corporation its interests in two 2008-built Aframax tankers, the SPT Explorer and the SPT Navigator. This acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under the 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years). This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of the acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessel were both under common control of Teekay Corporation and had begun operations. As a result, our statement of income for the three and six months ended June 30, 2008 reflect the vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when the vessels began operations under the ownership of Teekay Corporation. These vessels began operations on January 7, 2008 (SPT Explorer) and March 28, 2008 (SPT Navigator).

•
The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. For instance, the average number of owned vessels in our conventional tanker segment increased from 10 in 2008 to 11 in 2009. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Our vessel operating costs are facing industry-wide cost pressures. The shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage has resulted in crewing wage increases during 2007 and 2008. We expect the trend of increasing crew compensation to continue during 2009, though, to a lesser extent than has been experienced in recent years. However, as a result of our reflagging initiatives, our crew wage costs are expected to decrease during latter half of 2009.

•
Our financial results of operations are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes are revalued and reported based on the prevailing exchange rate at the end of the period. OPCO has entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Beginning in 2009, payments under the service agreements have been adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.

•
Our net income is affected by fluctuations in the fair value of our derivatives. Our interest rate swaps and some of our foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of income as unrealized gains or losses on non-designated derivatives. The changes in fair value do not affect our cash flows, liquidity or cash distributions to partners.

•
Our operations are seasonal. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. As of September 1, 2009, five of our vessels have completed their scheduled drydockings for 2009. Three of the vessels completed their drydocking in the second quarter of 2009 and the additional two vessels completed their drydockings during the third quarter of 2009. Seven additional vessels are scheduled to complete their drydockings during the remainder of 2009.

We manage our business and analyze and report our results of operations on the basis of three business segments: the shuttle tanker segment, the conventional tanker segment and the FSO segment.
Shuttle Tanker Segment
Our shuttle tanker fleet consists of 35 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 35 shuttle tankers, 25 are owned by OPCO (including 5 through 50% owned subsidiaries), 8 are chartered-in by OPCO and 2 are owned by us (including one through a 50% owned subsidiary). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time. Spot rates during 2009 have experienced significant declines compared to 2008 as a result of the contraction in the global economy.

The following table presents our shuttle tanker segment’s operating results for the three and six months ended June 30, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended June 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	125,792	167,266	(24.8)
Voyage expenses	15,932	45,642	(65.1)

Net voyage revenues	109,860	121,624	(9.7)
Vessel operating expenses	34,737	32,236	7.8
Time-charter hire expense	29,144	32,262	(9.7)
Depreciation and amortization	23,185	23,168	0.1
General and administrative (1)	11,048	12,696	(13.0)
Restructuring costs	1,481	—	100.0

Income from vessel operations	10,265	21,262	(51.7)

Calendar-Ship-Days
Owned Vessels	2,457	2,457	—
Chartered-in Vessels	825	898	(8.1)

Total	3,282	3,355	(2.2)

(in thousands of U.S. dollars, except	Six Months Ended June 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	263,927	320,325	(17.6)
Voyage expenses	34,170	84,195	(59.4)

Net voyage revenues	229,757	236,130	(2.7)
Vessel operating expenses	74,259	61,896	20.0
Time-charter hire expense	61,289	65,908	(7.0)
Depreciation and amortization	46,340	45,719	1.4
General and administrative (1)	21,096	25,489	(17.2)
Restructuring costs	3,682	—	100.0

Income from vessel operations	23,091	37,118	(37.8)

Calendar-Ship-Days
Owned Vessels	4,887	4,830	1.2
Chartered-in Vessels	1,734	1,850	(6.3)

Total	6,621	6,680	(0.9)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
The average size of our owned shuttle tanker fleet for the six months ended June 30 2009 increased slightly compared to the same period last year, primarily due to the purchase of a previously in-chartered shuttle tanker, which was delivered to us in late March 2008 (or the 2008 Shuttle Tanker Acquisition).
Net Voyage Revenues. Net voyage revenues decreased for the three and six months ended June 30, 2009, respectively, from the same periods last year. The decreases were primarily due to:
•
decreases of $19.8 million and $23.6 million, respectively, for the three and six months ended June 30, 2009, in net voyage revenues due to less revenue days for shuttle tankers servicing contracts of affreightment and trading in the conventional spot market and lower spot rates achieved in the conventional spot market, compared to the same periods last year;

partially offset by
•	increases of $3.0 million and $6.3 million, respectively, for the three and six months ended June 30, 2009, due to a new time-charter agreement which began in December 2008;
•	increases of $2.8 million for both the three and six months ended June 30, 2009, due to a decline in bunker prices during the six months ended June 30, 2009 compared to the same periods last year; and
•
increases of $1.0 million and $6.5 million, respectively, for the three and six months ended June 30, 2009, due to a decrease in the number of offhire days resulting from scheduled drydockings and unexpected repairs compared to the same periods last year.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2009, respectively, from the same periods last year, primarily due to:
•
net increases of $3.0 million and $6.5 million, respectively, for the three and six months ended June 30, 2009, from realized and unrealized losses on our designated foreign currency forward contracts;

•
increases of $1.5 million and $4.2 million, respectively, for the three and six months ended June 30, 2009, due to an increase in service costs from the rising cost of consumables, lube oil, and freight; and

•
increases of $0.8 million and $3.0 million, respectively, for the three and six months ended June 30, 2009, due to the 2008 Shuttle Tanker Acquisition and an additional bareboat chartered-in vessel beginning in December 2008;

partially offset by
•	decreases of $2.0 million and $2.4 million, respectively, for the three and six months ended June 30, 2009, relating to repairs and maintenance performed for certain vessels; and
•
a decrease of $1.3 million for the three months ended June 30, 2009, in salaries for crew and officers primarily due to the reflagging of five of our vessels from Norwegian flag to Bahamian flag and changing the nationality mix of our crews, and the strengthening of the US Dollar against the Norwegian Kroner.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2009, respectively, from the same periods last year, primarily due to a net decrease in the in-chartered fleet.
Conventional Tanker Segment
OPCO owns 11 Aframax conventional crude oil tankers, nine of which operate under fixed-rate time charters with Teekay Corporation. The remaining two vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50%-owned joint venture.
The following table presents our conventional tanker segment’s operating results for the three and six months ended June 30, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

(in thousands of U.S. dollars, except calendar-ship-days and	Three Months Ended June 30,
percentages)	2009	2008	% Change

Voyage revenues	31,128	38,769	(19.7)
Voyage expenses	6,085	13,787	(55.9)

Net voyage revenues	25,043	24,982	0.2
Vessel operating expenses	5,942	6,152	(3.4)
Depreciation and amortization	5,984	5,718	4.7
General and administrative (1)	1,283	1,869	(31.4)

Income from vessel operations	11,834	11,243	5.3

Calendar-Ship-Days
Owned Vessels	1,001	1,001	—

(in thousands of U.S. dollars, except calendar-ship-days and	Six Months Ended June 30,
percentages)	2009	2008	% Change

Voyage revenues	61,329	73,596	(16.7)
Voyage expenses	12,424	26,263	(52.7)

Net voyage revenues	48,905	47,333	3.3
Vessel operating expenses	11,332	12,111	(6.4)
Depreciation and amortization	11,958	10,976	8.9
General and administrative (1)	2,717	4,073	(33.3)

Income from vessel operations	22,898	20,173	13.5

Calendar-Ship-Days
Owned Vessels	1,991	1,907	4.4

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).
The average size of the conventional crude oil tanker fleet for the three months ended June 30, 2009 was consistent with the same period last year. The average size of the conventional crude oil tanker fleet increased for the six months ended June 30, 2009 compared to the same period last year, primarily due the acquisition of the Aframax tankers, the SPT Explorer and SPT Navigator, which began operations on January 7, 2008 and March 28, 2008, respectively (collectively, the 2008 Conventional Tanker Acquisitions), and which we acquired from Teekay Corporation in June 2008. (However, as a result of the inclusion of the Dropdown Predecessor, the SPT Explorer and the SPT Navigator have been included for accounting purposes in our results as if they were acquired on January 7, 2008 and March 28, 2008, respectively, when they completed construction and began operations as conventional tankers for Teekay Corporation. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above).

The operating results for the conventional crude oil tanker fleet for the three months ended June 30, 2009 was consistent with the same period in 2008.
Net Voyage Revenues. Net voyage revenues increased for the six months ended June 30, 2009, from the same period last year. This increase was primarily due to:
•	an increase of $1.4 million due to an increase in the daily hire rates for all nine time-charter contracts with Teekay Corporation compared to the same period last year; and
•	an increase of $1.3 million due to the 2008 Conventional Tanker Acquisitions;
partially offset by
•	a decrease of $1.1 million in net bunker revenues due to a general decrease in bunker index prices during the six months ended June 30, 2009 compared to the same period last year.
Vessel Operating Expenses. Vessel operating expenses decreased for the six months ended June 30, 2009, from the same period last year. This decrease was primarily due to:
•	a decrease of $0.5 million due to an decrease in the consumption and use of consumables, lube oil, and freight; and
•	a decrease of $0.3 million in crew and manning costs.
Depreciation and Amortization. Depreciation and amortization expense increased for the six months ended June 30, 2009 from the same period last year, primarily due to:
•	an increase of $0.4 million resulting from the 2008 Conventional Tanker Acquisitions; and
•	an increase of $0.3 million resulting from an increase in the amortization of drydocking costs.
FSO Segment
Our FSO fleet consists of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. Of the five FSO units, four are owned by OPCO and one is owned by us. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our voyage revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of voyage revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in a significant decrease in our voyage revenues and a decrease in vessel operating expenses.
The following table presents our FSO segment’s operating results for the three and six months ended June 30, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our FSO segment:

(in thousands of U.S. dollars, except	Three Months Ended June 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	16,100	18,449	(12.7)
Voyage expenses	212	382	(44.5)

Net voyage revenues	15,888	18,067	(12.1)
Vessel operating expenses	6,257	7,380	(15.2)
Depreciation and amortization	5,419	7,561	(28.3)
General and administrative (1)	1,020	1,213	(15.9)

Income from vessel operations	3,192	1,913	66.9

Calendar-Ship-Days
Owned Vessels	455	455	—

(in thousands of U.S. dollars, except	Six Months Ended June 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	31,189	35,495	(12.1)
Voyage expenses	448	730	(38.6)

Net voyage revenues	30,741	34,765	(11.6)
Vessel operating expenses	12,079	13,692	(11.8)
Depreciation and amortization	10,821	12,664	(14.6)
General and administrative (1)	1,460	2,042	(28.5)

Income from vessel operations	6,381	6,367	0.2

Calendar-Ship-Days
Owned Vessels	905	910	(0.5)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

Net Voyage Revenues. Net voyage revenues decreased for the three and six months ended June 30, 2009, from the same periods last year, respectively, primarily due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar compared to the same period last year.
Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2009, from the same periods last year, respectively, primarily due to primarily due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar compared to the same period last year.
Other Operating Results
General and Administrative Expenses. General and administrative expenses decreased by $2.4 million and $6.3 million for the three and six months ended June 30, 2009, respectively, from $15.8 million and $31.6 million, respectively, for the same periods last year, primarily due to a decrease in management fees payable to a subsidiary of Teekay Corporation for services rendered to us. The decrease is primarily due to a reduction in the Teekay Corporation’s general and administrative costs, which are allocated to us through the management fee, including a decrease in accrued costs relating to a long-term incentive plan maintained by Teekay Corporation.
Restructuring Charges. Restructuring charges were $1.5 million and $3.7 million, respectively, for the three and six months ended June 30, 2009, resulting from the commencement of the reflagging of seven of our vessels from Norwegian flag to Bahamian flag and a change in the nationality mix of our crews. Under this plan, we expect to record and pay restructuring charges of approximately $4.4 million in total during 2009. We expect the restructuring will result in a reduction in future crewing costs for these vessels.
Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $9.1 million and $19.7 million, respectively, for the three and six months ended June 30, 2009, from $15.7 million and $36.9 million, respectively, for the same periods last year, primarily due to:
•	decreases of $3.2 million and $8.0 million, respectively, for the three and six months ended June 30, 2009, related to scheduled repayments of debt during 2008 and 2009; and
•	decreases of $3.6 million and $12.5 million, respectively, due to a decline in interest rates during the three and six months ended June 30, 2009, compared to the same periods last year;
partially offset by
•
increases of $0.5 million and $2.6 million, respectively, for the three and six months ended June 30, 2009, due to the assumption of debt relating to the 2008 Shuttle Tanker Acquisition and the 2008 Conventional Tanker Acquisitions.

Realized and Unrealized Gains (Losses) on Non-designated Derivatives. Net realized and unrealized gains on non-designated derivatives were $44.3 million and $61.8 million, respectively, for the three and six months ended June 30, 2009, compared to net realized and unrealized gains (losses) on non-designated derivatives of $39.2 million and ($6.2) million, respectively, for the same periods last year, as detailed in the table below:

	Three Months Ended, June 30		Six Months Ended, June 30
(in thousands of U.S. Dollars)	2009	2008	2009	2008

Realized (losses) gains
Interest rate swaps	(9,196)	(3,141)	(17,656)	(3,681)
Foreign currency forward contracts	(679)	44	(3,612)	44

	(9,875)	(3,097)	(21,268)	(3,637)

Unrealized gains (losses)
Interest rate swaps	52,931	41,952	79,557	(3,431)
Foreign currency forward contracts	1,200	311	3,551	819

	54,131	42,263	83,108	(2,612)

Total realized and unrealized gains (losses) on non-designated derivative instruments	44,256	39,166	61,840	(6,249)

Foreign Currency Exchange Losses. Foreign currency exchange losses were $1.4 million and $3.6 million, respectively, for the three and six months ended June 30, 2009, compared to $1.1 million and $3.6 million, respectively, for the same periods last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

Income Tax Recovery (Expense). Income tax recovery (expense) was $3.0 million and ($1.1) million for the three and six months ended June 30, 2009, compared to $6.8 million and $5.9 million, respectively, for the same periods last year. The decrease to income tax recovery of $3.8 million for the three months ended June 30, 2009, and the increase to income tax expense of $7.0 million for the six months ended June 30, 2009, respectively, were primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation losses and operational income for tax purposes for the three and six months ended June 30, 2009.
Other Income. Other income was $1.9 million and $5.0 million, respectively, for the three and six months ended June 30, 2009, compared to $3.0 million and $6.4 million, respectively, for the same periods last year, and was primarily comprised of leasing income from our volatile organic compound emissions equipment.
Net Income. As a result of the foregoing factors, net income decreased to $64.2 million for the three months ended June 30, 2009, from $67.7 million for the same period last year, and increased to $95.8 million for the six months ended June 30, 2009, from $31.5 million for the same period last year.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at June 30, 2009, our total cash and cash equivalents were $97.3 million, compared to $131.5 million at December 31, 2008. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $242.6 million as at June 30, 2009, compared to $274.2 million as at December 31, 2008. The decrease in liquidity was primarily the result of reductions in the amounts available under our revolving credit facilities.
In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. On August 4, 2009, we completed a public offering of 7.475 million common units (including an additional 975,000 common units acquired by the underwriters). The total net proceeds from the offering (including the general partner’s total contribution of $2.2 million) was approximately $104.3 million.
We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Because we and OPCO distribute all of our and its available cash, we expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Teekay Corporation and other of its affiliates.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2009	2008

Net cash flow from operating activities	92,735	102,227
Net cash flow from financing activities	(132,906)	38,699
Net cash flow from investing activities	5,973	(149,129)
Operating Cash Flows. Net cash flow from operating activities decreased to $92.7 million for the six months ended June 30, 2009, from $102.2 million for the same period in 2008, primarily due to a decrease in net voyage revenues, partially offset by a net increase in changes to non-cash working capital items and a decrease in expenditures for drydocking. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances, shuttle tanker utilization and spot market hire rates. The number of vessel drydockings tends to be uneven between years.
Financing Cash Flows. Scheduled debt repayments and prepayments on debt totaled $73.9 million and $55.3 million during the six months ended June 30, 2009 and 2008, respectively.
During the six months ended June 30, 2008, net proceeds from long-term debt of $111.3 million were used to finance our acquisition of the SPT Explorer, the SPT Navigator and the Navion Oslo, which is explained in more detail below, and to partially fund debt prepayments. The excess of the purchase price over the contributed basis of the SPT Explorer and the SPT Navigator was $16.7 million and is reflected as a financing cash flow.
On June 18, 2008, we completed a follow-on public offering of 7.0 million common units at a price of $20.00 per unit, for gross proceeds of $140.0 million. Concurrently with the public offering, Teekay Corporation acquired 3.25 million of our common units in a private placement at the same public offering price for $65.0 million. As a result, we raised gross equity proceeds of $209.2 million (including our general partner’s proportionate 2% capital contribution). The net proceeds were used to fund the purchase of an additional 25% interest in OPCO. The excess of the purchase price over the contributed basis of a 25% additional interest in OPCO was $93.8 million and is reflected as a distribution to Teekay Corporation as a financing cash flow.

Cash distributions paid by our subsidiaries to non-controlling interest during the six months ended June 30, 2009 and 2008 totaled $27.5 million and $46.8 million, respectively. Cash distributions paid by us to our unitholders and general partner during the six months ended June 30, 2009 and 2008 totaled $28.6 million and $16.0 million, respectively. Subsequent to June 30, 2009, cash distributions for the three months ended June 30, 2009 were declared and paid during the third quarter of 2009 and totaled $14.2 million.
Investing Cash Flows. During the six months ended June 30, 2009, net cash flow from investing activities was $6.0 million, primarily relating to scheduled lease payments received from the leasing of our volatile organic compound emissions equipment, partially offset by expenditures for vessels and equipment, primarily relating to vessel upgrade costs.
During the six months ended June 30, 2008, net cash used by investing activities related primarily to the $111.7 million acquisition from Teekay Corporation of an additional 25% interest in OPCO. Since this ownership interest was purchased from Teekay Corporation, the transaction was between entities under common control, and was accounted for at historical cost. Therefore the amount reflected as cash used in investing activities for this purchase represents the historical cost to Teekay Corporation. During the six months ended June 30, 2008, we incurred $49.1 million of expenditures for vessels and equipment, primarily relating to the acquisition of the Navion Oslo. During the six months ended June 30, 2009 and 2008, we received $11.2 million and $11.7 million, respectively, in scheduled repayments from the leasing of our volatile organic compound emissions equipment.
Credit Facilities
As at June 30, 2009, our total debt was $1.49 billion, compared to $1.57 billion as at December 31, 2008. As at June 30, 2009, we had seven revolving credit facilities available, which, as at such date, provided for borrowings of up to $1,394.8 million, of which $145.3 million was undrawn. As at June 30, 2009, five of our six 50%-owned subsidiaries had an outstanding term loan, which, in aggregate, totaled $243.0 million. The term loans for these 50%-owned subsidiaries reduce in semi-annual payments with varying maturities through 2017. Please read Item 1 — Financial Statements: Note 5 — Long-Term Debt.
Our seven revolving credit facilities are described in Note 5 — Long-Term Debt, to our consolidated financial statements included in this report.
Five of the revolving credit facilities contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. The remaining revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of $50.0 million and 5.0% of Teekay Corporation’s total debt which has recourse to Teekay Corporation. As at June 30, 2009, we, OPCO and Teekay Corporation were in compliance with all of our covenants under these credit facilities.
The term loans of our 50%-owned subsidiaries are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at June 30, 2009, we had guaranteed $72.3 million of these term loans, which represents our 50% share of the outstanding vessel mortgage debt in four of these 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $170.7 million.
Interest payments on the revolving credit facilities and term loans are based on LIBOR plus a margin. At June 30, 2009 and December 31, 2008, the margins ranged between 0.45% and 0.95%.
All of our vessel financings are collateralized by the applicable vessels. The term loans used to finance the five 50%-owned subsidiaries and our revolving credit facility agreements contain typical covenants and other restrictions, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing indebtedness (applicable to our term loans and two of our revolving credit facilities);

•	changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions when in default of the relevant loans;

•	making capital expenditures in excess of specified levels;

•	making certain negative pledges or granting certain liens;

•	selling, transferring, assigning or conveying assets; or

•	entering into a new line of business.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2009:

		Balance	2010	2012
		of	and	and	Beyond
	Total	2009	2011	2013	2013
	(in millions of U.S. dollars)
Long-term debt (1)	1,492.5	67.7	287.9	302.5	834.4
Chartered-in vessels (operating leases)	345.0	51.0	161.4	103.6	29.0

Total contractual obligations	1,837.5	118.7	449.3	406.1	863.4

(1)
Excludes expected interest payments of $12.7 million (remainder of 2009), $45.2 million (2010 and 2011), $34.6 million (2012 and 2013) and $14.5 million (beyond 2013). Expected interest payments are based on LIBOR, plus margins which ranged between 0.45% and 0.95% as at June 30, 2009.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, can be found in “Item 5. Operating and Financial Review and Prospects”, in our Annual Report on Form 20-F for the year ended December 31, 2008.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the six months ended June 30, 2009 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;
•	increases to liquidity or cash flows from the Petrojarl Varg FPSO acquisition and refinancing;
•	results of operations and revenues and expenses;
•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	offers of shuttle tankers, FSOs and FPSOs and related contracts from Teekay Corporation;
•	obtaining offshore projects that we or Teekay Corporation bid on or may be awarded;
•	delivery dates of and financing for newbuildings or existing vessels;
•	crewing costs for vessels;
•	entrance into joint ventures and partnerships with companies;
•	the commencement of service of newbuildings or existing vessels;
•	the duration of drydockings;
•	our liquidity needs;
•	our compliance with covenants under our credit facilities;
•	our hedging activities relating to foreign exchange, interest rate and spot market risks;
•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;
•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner; and
•	the outcome of claims and legal action arising from the collision involving the Navion Hispania.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in the Partnership’s expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2008. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2009

PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. We use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The tables below provide information about financial instruments as at June 30, 2009 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.
Expected Maturity Date

	Balance
	of							Fair Value
	2009	2010	2011	2012	2013	Thereafter	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	67.7	118.6	169.3	147.1	155.4	834.4	1,492.5	(1,379.6)	1.8%

Interest Rate Swaps:
Contract Amount (3)	343.9	18.1	18.7	19.2	19.8	703.8	1,123.5	(82.3)	4.9%
Average Fixed Pay Rate (2)	4.9%	4.9%	4.9%	4.9%	4.9%	4.8%	4.9%

(1)
Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of June 30, 2009 ranged from 0.45% to 0.95%.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.

(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
Foreign Currency Fluctuation Risk
Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We may continue to seek to hedge certain of our currency fluctuation risks in the future. At June 30, 2009, we were committed to the following foreign currency forward contracts:

	Contract Amount in		Expected Maturity
	Foreign Currency	Average	2009	2010
	(thousands)	Forward Rate(1)	(in thousands of U.S. Dollars)
Norwegian Kroner	888,186	5.95	$53,142	$96,068
Australian Dollar	1,431	1.13	1,270	—
British Pound	188	0.53	259	99
Euro	15,750	0.70	10,104	12,254

			$64,775	$108,421

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, OPCO had Norwegian Kroner-denominated deferred income taxes of approximately 81.1 million ($12.1 million) at June 30, 2009. Neither we nor OPCO have entered into any forward contracts to protect against currency fluctuations on any future taxes.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2009
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
On November 13, 2006, a Teekay Offshore Operating L.P. (or OPCO) shuttle tanker, the Navion Hispania, collided with the Njord Bravo, a floating storage and offtake unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by StatoilHydro Petroleum AS (or StatoilHydro) and is located off the Norwegian coast. At the time of the incident, StatoilHydro was chartering the Navion Hispania from OPCO. The Navion Hispania and the Njord Bravo both incurred damages as a result of the collision.
In November 2007, Navion Offshore Loading AS, a subsidiary of OPCO, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), StatoilHydro and various licensees in the Njord field. The claim seeks damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK256,000,000 (or approximately USD$43 million). As anticipated, the Stavanger Conciliation Council has referred the matter to the Stavanger District Court. The claimants must continue the proceedings by December 31, 2009 in order to avoid the matter being time-barred.
The Partnership believes the likelihood of any losses relating to the claim is remote. OPCO believes that the charter contract relating to the Navion Hispania requires that StatoilHydro be responsible and indemnify Navion Offshore Loading AS for all losses relating to the damage to the Njord Bravo. OPCO and Teekay Corporation also maintain insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Partnership believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by StatoilHydro, subject to standard deductibles. In addition, Teekay Corporation has agreed to indemnify the Partnership, OPCO and OPCO’s subsidiaries for any losses they may incur in connection with this incident.
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2008 Annual Report on Form 20-F.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-150682) FILED WITH THE SEC ON MAY 6, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner
Date: October 1, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)